SPY, Inc.

2070 Las Palmas Drive

Carlsbad, California 92011

November 7, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention:

Kevin L. Vaughn, Accounting Branch Chief

RE:

SPY, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 20, 2013

File No. 000-51071

Dear Mr. Vaughn,

We thank you for your comment letter dated October 29, 2013 addressed to SPY, Inc. (the “Company”).  The following is in response to the Staff’s comment regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed March 20, 2013. The Staff’s comment is included below in bold, and the Company’s response immediately follows the comment.

Exhibit 32.1

1.

We note that your certification furnished pursuant to Rule 13a-14(b) of the Exchange Act refers to the Form 10-K for the year ended December 31, 2011 rather than the year ended December 31, 2012. Please amend you filing to include a currently signed and dated certification that references the appropriate annual report. The amendment should include the entire filing with revised certification.

Response.

The Company will file a currently signed and dated certification, referencing the appropriate annual report, in an amendment to its Annual Report on Form 10-K for the year ended December 31, 2012 (the “Amendment”), concurrently with the submission of this letter.

The Company hereby acknowledges that:

-

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or would like to discuss the Company's response, please contact the undersigned at (760) 444-9725.

Very truly yours,

/s/ James McGinty

James McGinty

Chief Financial Officer